DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone: (212) 557-7200

Facsimile: (212) 286-1884

October 9, 2013

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Sysorex Global Holdings Corp.

Registration Statement on Form S-1

Filed August 12, 2013

File No.333-190574

Dear Sir or Madam:

As counsel to Sysorex Global Holdings Corp. (the “Company”), we are responding to the Staff’s Comment Letter dated September 6, 2013. The comments are repeated in the order set forth with our responses following in order.

The Company has elected to pursue a firm commitment underwritten public offering prior to the resale Registration Statement filed on August 12, 2013 (No. 333-190574) (the “Resale Prospectus”). The new registration statement on Form S-1 was filed together with this response letter. Notwithstanding that fact, we are replying to each comment in the Staff’s September 6, 2013 letter. We have noted in our response those comments pertaining solely to the Resale Prospectus to which we are not currently responding. We will respond to those comments at such time, if ever, that we move forward with the Resale Prospectus. A decision whether to withdraw the Resale Prospectus will be made prior to the effective date of the attached primary registrations statement.

1.            Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

Securities and Exchange Commission

Attention: Barbara C. Jacobs

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 1 02(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response 1.

This comment has been complied with on the cover page; page 3 under “Implications of being an Emerging Growth Company;” page 21 Risk Factors -- “We are eligible to be treated as an “emerging growth company” . . .; page 26 “Emerging Growth Company Status” concerning the Company’s decision to “opt out;” and page 32 “Management’s Discussion and Analysis of Financial of Operations -- JOBS Act.”

2.	In addition to the above, consider describing the extent to which any of these exemptions under the JOBS Act are available to you as a Smaller Reporting Company.

Response 2.	This comment has been complied with on page 3.

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 1 05(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 3.

There are no written communications that have been provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) under the Securities Act, nor are there any research reports published or distributed by any broker-dealer that is or will be participating in the Offering. If any of the foregoing documents come to exist, we will provide same to the Staff.

4.	It appears that you will be conducting this offering in reliance on Rule 415. Please ensure that the appropriate box is checked on the cover page of the registration statement.

Response 4.	This comment has been complied with. The Rule 415 box has been checked with regard to the exercise of the Underwriter’s warrants.

5.           We note that you are registering for resale 6,888,233 shares of common stock, a significant portion of which are held by related parties. Additionally, it appears that the company has an economic interest in the outcome of the offering as a result of the "Guaranteed Amount" provisions of the Asset Purchase and Merger Agreement entered into in connection with the acquisition of Lilien Systems. As a result, it appears that this offering by certain of the selling shareholders may be an offering by or on behalf of the company. Please provide a detailed legal analysis to explain why this offering should be appropriately characterized as a secondary offering under Rule 415. For further guidance, refer to Question 612.09 under the Division's Compliance and Disclosure Interpretations for the Securities Act Rules.

Response 5.	This comment applies solely to the Resale Prospectus and is not being responded to at this time.

6.

Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. For example, we note the following statements:

•

"The U.S. government spends approximately $80 billion in IT spending annually and this spending will continue although at a 3% compound annual growth rate (CAGR), compared with 6% historically in the first decade of the 21st Century."

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response:

For the current spending of the U.S. government, please see page 347 of the document titled “Fiscal Year 2013 Analytical Perspectives - Budget of the U.S. Government,” published by the U.S. Office of Management and Budget.  For the claim regarding the growth in IT spending, please see the printout of the website titled “U.S. Federal IT Market Forecast 2013-2018” from Market Research Media.

•	"Security of all forms especially cyber-security are significant growth areas ...."

Response:

Please see the October 19, 2012 Daily Caller article titled “Cybersecurity industry expects continued growth through 2016, says industry expert,” the August 14, 2013 Forbes article titled “IT Security Industry to Expand Tenfold,” and the July 14, 2013 Washington Post article titled “Despite sequestration, cybersecurity funding growing.”

•

"The technology segments like business intelligence, cloud computing, eDiscovery, GIS and geospatial, non-relational database management systems, Smart Grid, SOA, unified communications and virtualization are expected to see double digit growth during 2013- 2018."

Response:	Please see the printout of the website titled “U.S. Federal IT Market Forecast 2013-2018” from Market Research Media.

•	"The total annual U.S. Federal IT market is expected to surpass $93 billion by 2018 (Source: Market Research Media- U.S. Federal IT Market Forecast 2013-2018.)"

Response:	Please see the printout of the website titled “U.S. Federal IT Market Forecast 2013-2018” from Market Research Media.

•	"Spending on devices-smartphones, tablets and printers has grown exponentially, which should not surprise anybody, and will continue to grow, Gartner said."

Response:	Please see the enclosed March 28, 2013 All Things Digital Article titled “Gartner Raises 2013 IT Spending Forecasts to $3.8 Trillion” for this quote.

Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify the source of such information if it has not already been identified. To the extent any such assertions are management's belief, please clarify. Also, please advise whether any third-party reports or sources were commissioned by you, and if so, please disclose this fact in the prospectus.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 6.

This comment has been complied with. We are providing the Staff supplementally with the requested documentation marked to show the sources relied upon and cross referenced to the prospectus. In addition to the documents referenced above, we are providing the Staff supplementally with the press release titled “Cloud Analytics Market is Growing at an Estimated CAGR of 25.8% & to Reach $16.52 Billion by 2018 - New Report by MarketsandMarkets” in reference to a statement in the 2nd paragraph of page 2 of the prospectus. No third-party reports or sources were commissioned by the Company.

7.

We note that you rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of the anti-dilution provisions in the Bridge Bank warrants. The footnote as written appears to exceed the scope of Rule 416. Please revise the footnote to track the language of Rule 416, which provides for the registration of additional securities "being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Response 7.	This comment has been complied with.

Outside Front Cover Page of Prospectus

8.	Please disclose in the initial paragraph that this offering constitutes your initial public offering.

Response 8.	This comment has been complied with.

9.

Schedule A, paragraph 16 of the Securities Act and Item 50l(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus. We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a national securities exchange and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

Response 9.	This comment applies solely to the Resale Prospectus and is not being responded to at this time.

Risk Factors, page 7

10.	Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Several of your current risk factor following subcaptions:

Securities and Exchange Commission

Attention: Barbara C. Jacobs

•	"The company competes with much larger companies";

•	"Risks of fixed price government contracts";

•	"Dependence on key personnel who do not have public company regulatory experience";

•	"Sysorex Arabia is currently without contracts"; and

•	"Our stock price may be volatile."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering.

Response 10.	This comment has been complied with.

Anti-Takeover, Limited Liability and Indemnification Provisions

"Some provisions of our articles of incorporation and by-laws may deter takeover attempts ... ," page 22

11.	Please revise this risk factor to concisely describe the risk that affects the company or makes the offering speculative or risky. See Item 503(c) to Regulation S-K.

Response 11.	This comment has been complied with.

Forward Looking Statements, page 26

12.

Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbor for forward-looking-statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(0) and Exchange Act Section 21 E(b)(2)(0). Subparagraph (b)(l)(C) of Section 27A concerning statements in filings of penny stock issuers may also apply to your company.

Response 12.	This comment has been complied with.

Use of Proceeds, page 27

13.

You indicate on page 3 that you "expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes and partial payment for potential acquisitions." Please revise these disclosures to accurately and consistently describe your intended use of proceeds. Additionally, if the proceeds from the offering may be used to finance acquisitions of other businesses, the status of any negotiations with respect to an acquisition, and a brief description of such business, should be included to the extent that you reasonably determine that public disclosure of such information would not jeopardize the acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K. Please revise or advise.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 13.

This comment has been complied with. The status of negotiations and a description of the business of the pending acquisition is set forth under “Business - Pending Letter of Interest” which is cross-referenced in the “Use of Proceeds” section. We are providing the staff with the Loan Documents described in the Business section and intend to file same with the name of Target in the next amendment.

Market for Registrant’s Common Equity and Related Stockholder Matters. page 27

14.

We note that you have filed a Registration Rights Agreement as Exhibit 10.3. Please disclose the number of shares entitled to registration rights and include a general discussion of the origin of the registration rights.

Response 14.	This comment has been complied with.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 31

15.

Please expand this section to provide a balanced and meaningful discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note the disclosure on page 14 that Sysorex Arabia has no contracts and the discussion on page 15 regarding the financial and operational challenges you have experienced in the last nine years. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. Please provide additional analysis concerning the quality and variability of your earnings and cash flows. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may face in the short and long term and the actions you are taking to address them.

Response 15.	This comment has been complied with. As requested, the Company has expanded the disclosures in the Overview section.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Liquidity and Capital Resources - Bridge Bank Financing Agreement, page 39

16.

Please revise to disclose the identity of the borrowers and the guarantor and the date on which the agreement was entered into. Please disclose the date on which the $4,175,000 was disbursed and to what entities disbursements were made.

Response 16.	This comment has been complied with. As requested, the Company has expanded the disclosures in the Liquidity and Capital Resources section concerning the Bridge Bank Financing Agreement.

17.

Revise to describe the material terms of the agreement that may impact your liquidity, for example, we refer to the lockbox arrangement and the required transfer of your deposit accounts to your lender. Describe what impact these arrangements may have on your foreign subsidiaries.

Response 17.	This comment has been complied with. As requested, the Company has expanded the disclosures in the Liquidity and Capital Resources section concerning the Bridge Bank Financing Agreement.

Liquidity and Capital Resources -General, page 38

18.

We note your disclosure here and in the risk factor on page 9 that you will need to raise additional capital or alternative financing in 2013 or you will have to abandon your expansion plans and/or curtail operations. Revise this section to provide a comprehensive analytical discussion of your current and available capital resources and the extent to which they are sufficient to fund planned operations for a period of not less than twelve months from the date of the registration statement. To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity. Also disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Response 18.	This comment has been complied with. As requested, the Company has provided a discussion concerning general liquidity matters under “Liquidity with Capital Resources.”

Business, page 41

19.

Please update your disclosure to discuss the types of contracts generally entered into with you customers. We note, for example only, your disclosure on page 31 that states that Sysorex Government Services, Inc. provides its IT solutions and services "through its various government contract vehicles including [your] GSA Schedule, SPAWAR, TEIS III, SITE, and others." Your discussion should include, at minimum, a description of the material terms of such contracts. Also, we note the disclosure on page 7 that you derive a significant portion of your revenue from a small number of contracts. Please advise what consideration you have given to filing these contracts as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 19.

The first half of this comment has been complied with under the heading “Business - Sysorex Government Services Contracts” on page 45. The risk factor on page 10, titled “Our financial performance is dependent on our ability to perform on our U.S. Government contracts” has been revised to state that prior to the Lilien Acquisition, Sysorex Government Services derived a significant portion of its revenues from a small number of contracts. However, the Company is not currently substantially dependent upon any one contract which would be required to be filed under Item 6.01(b)(10) of Regulation S-K. We have been advised that no one contract of Lilien accounts for more than 15% of Lilien’s revenues which are currently about 90% of the consolidated revenues of the Company.

20.

We note your discussion in the risk factor on page 14 regarding your dependence on subcontractors and the bulleted list on page 33 that identifies you as a subcontractor for a number of prime contracts. Please expand your disclosure in the Business section to further describe your relationships with prime contractors (where you act as subcontractor) and with your subcontractors (where you act as prime contractor), including a discussion on how such relationships are typically governed.

Response 20.	This comment has been complied with on page 44 under the heading “Business - Sysorex Government Services Contracts.”

Management, page 52

21.

For each director, on an individual basis, discuss the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director. See Item 401 (e)(I) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Response 21.	This comment has been complied with.

Executive Compensation, page 56.

22.	Please revise your disclosure to include the table and all other information required by Item 402(r) of Regulation S-K or tell us why such information is not required.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 22.	This comment has been complied with on page 61 under the title “Director Compensation.” As only one director received compensation as a director, the information was provided without a table.

Certain Relationships and Related Transactions, And Director Independence, page 60.

23.

We note your disclosure that there have been no transactions between the Company and any of its officers, directors or their family members. However, as of December 31, 2012, you had $1,829,141 of loans payable to related parties, which you describe in Note 7 to your interim financial statements on page F-12 and Note 6 to your audited financial statements on page F-30. Please revise to disclose these related party transactions. Additionally, please note that for the purposes of Item 404(a) of Regulation S-K, related persons includes any persons described in both Instructions 1.a. and 1.b. to Item 404(a) of Regulation S-K; please ensure that your disclosure covers all such related persons. Further, tell us what consideration you have given to filing the documents governing these loans with related parties as exhibits to this registration statement, as required by Item 601 (b)(10) of Regulation S-K.

Response 23.     This comment has been complied with.

24.	Please advise whether the "business partner" you identify in Note 7 to your audited financial statements on page F-30 is a related party. If so, update your disclosure in this section accordingly.

Response 24.     This comment has been complied with.

Principal and Selling Stockholder, page 58

25.

Please confirm that none of the selling shareholders is a broker-dealer. To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether each such affiliate acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person, to distribute the shares.

Response 25.

Geoffrey Lilien, the sole Selling Stockholder is not a broker-dealer, nor an affiliate of a broker-dealer as such terms are defined in Section 4 of the Securities Act and Rule 3(a)(4) under the Securities Exchange Act of 1934, as amended.

26.

Please provide all information required by Item 507 of Regulation S-K including the amount and percentage of securities held by the selling shareholders both before and after the offering. Further, provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the shareholders, and the private placement agent, if any.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 26.	This comment has been complied with on page 59.

27.

Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by Bridge Bank and Hanover Holdings I, LLC. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Response 27.	This comment refers solely to the Resale Prospectus and is not being responded to at this time.

Description of Securities, page 62

28.	Please revise to describe the material terms of your outstanding warrants. See Item 202 of Regulation S-K.

Response 28.

The Company’s outstanding warrants are not being offered for sale so the material terms of outstanding warrants is not required. A description of the Underwriter’s warrants is set forth under “Underwriting.”

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 63

29.	This section appears inapplicable to your filing. See Item 510 of Regulation S-K. Please revise.

Response 29.	This section is applicable to the current registration statement.

Financial Statements of Sysorex Global Holdings Corp.

General

30.	Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Response 30.	As requested, the Company has included the financials of Sysorex Global Holdings Corp. and Subsidiaries for the six months ended June 30, 2013 and 2012 in the S-1 Filing.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Balance Sheets, page F-2.

31.	Revise to separately identify material intangible asset classes.

Response 31.	This comment has been complied with. As requested, the Company has broken out the material intangible assets into the separate asset classes on the June 30, 2013 balance sheet, S-1 page F-2.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 -Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

32.	We note that you are primarily a reseller of third-party manufactured products, maintenance and services. Please provide:

•

The amount of revenue recognized in the quarter ended March 31, 2013 related to each of the following: the resale of software, hardware, third-party maintenance; time-and materials professional services contracts, fixed price service contracts and any other significant revenue type;

•	The same information for both Sysorex and Lilien for each of the years presented in the audited financial statements included in your filing; and

•	A quantification of the amount of revenue recognized in each of the periods above that arose as a result of customer contracts requiring the delivery of multiple elements.

Response 32.

This comment has been complied with. As requested, the Company has inserted a table under Note 3 - Significant Accounting Policies and Recent Accounting Pronouncements, Revenue Recognition that categorizes the revenue by the resale of software, hardware, third-party maintenance; time-and materials professional services contracts, fixed price service contracts and any other significant revenue type for the six months ended June 30, 2013. We have also inserted the same table for both Sysorex and Lilien for the years ended December 31, 2012 and 2011.

The Company has also included a sentence in Note 3 - Significant Accounting Policies and Recent Accounting Pronouncements, Revenue Recognition for each of the financial periods that quantifies the amount of revenue from the delivery of multiple elements.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

33.

Tell us the amounts of third-party revenue that were recognized on a gross and a net basis and the costs associated with each category. Provide a complete analysis of all eleven indicators set forth in paragraphs 3 - 18 of ASC 605-45-45 for each revenue type. When describing your performance obligations under third-party maintenance service agreements, tell us whether the parties to such agreements are you and the end user, the end user and the OEM, or whether all three are parties to the maintenance agreements.

Response 33.

With respect to your inquiry regarding our revenues recorded on a gross and a net basis we have evaluated ASC 605-45-45 for each revenue type and our analysis is documented below. Furthermore, we did not record any revenue on a net basis for the six months ended June 30, 2013 and 2012 or the years ended December 31, 2012 and 2011. In addition, the Company’s performance obligations under the third party maintenance agreements are between Lilien and all of the end users.

Revenues and cost of sales under these arrangements were as follows:

	For the six months ended June 30,		For the years ended December 31,
	2013	2012	2012	2011
Sysorex Global Holdings Corp.
Revenues	20,150,494	2,162,299	4,237,789	7,003,549
Cost of revenues	15,695,637	1,154,395	2,344,592	4,312,281
Gross Profit	4,454,857	1,007,904	1,893,197	2,691,268

Lilien LLC and Subsidiary
Revenues			40,571,168	35,026,125
Cost of revenues			30,411,985	25,933,008
Gross Profit			10,159,183	9,093,117

The Company’s analysis of ASC 605-45-45 is as follows:

Indicators of gross reporting

a)

The Company is the primary obligor in the arrangement— We are the obligor in the arrangement and perform a customer system discovery and analysis, system sizing, system configuration, and system design of the hardware, software, support and service options we sell to our customers. We act as the principal in the transaction from inception to completion, and are responsible for fulfillment, acceptability of the products and services, and continue to monitor and manage the customer accounts after completion of the transaction. Regarding license and maintenance fees, although the third-party manufacturer maintains the rights of its software licensing sold by us, and performs maintenance service, we act as the principal in the transaction, and are obligated to rectify, modify, and/or cancel license and maintenance contracts for the end-user customer, not the manufacturer. Furthermore, we establish the type and level of maintenance and licenses sold, as well as the supplier (maintains choice of distributor supplier). We therefore records revenues on a gross basis.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

b)

The Company has general inventory risk (before customer order is placed or upon customer return). We maintain a low level of inventory and primarily deliver physical product to customers shipped via drop-shipment by the supplier or vendor, or via electronic delivery for software licenses. We leverage drop-ship arrangements with many of our vendors and suppliers to deliver products to customers without having to physically hold the inventory at a warehouse, thereby increasing efficiency and reducing our costs. We recognize revenue for drop-ship arrangements on a gross basis. Furthermore, in such drop-ship arrangements, we negotiate the price with the customer, pay the supplier directly for the product shipped and bear the credit risk of collecting payment from the customers. We serve as the principal with the customer and, therefore, recognize the sale and cost of sale of the product upon receiving notification from the supplier that the product has shipped and was received by the customer. Maintenance agreements allow customers to obtain technical support directly from the manufacturer and to upgrade, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. We therefore act as the principal in the transaction, and are obligated to design, propose, sell, order, modify, and cancel third-party maintenance contracts for the end-user customer. Furthermore, we establish the type and level of support and licenses sold, as well as the supplier (maintain choice of distributor supplier). We have general inventory risk and record revenue on a gross basis accordingly.

c)

The Company has latitude in establishing price- We establish the selling price and have latitude in establishing a price for the arrangement, including any discounts and reporting profit margin to the arrangement. This factor establishes that we bear the risk and reward for the product or service accordingly, record revenues on a gross basis.

d)

The Company changes the product or performs part of the service—As a VAR (Value-Added Reseller) we add value by providing technical expertise in designing, integrating, and configuring system solutions consisting of third-party products, support and services, as well as our own technical services. While we may not physically alter third-party products, we perform part of the service through system design, configuration and implementation, the addition and integration of other third-party hardware, software, maintenance and services, and, at times, additional services rendered by our professional services group. Regarding licensing and maintenance, we have control with respect to the licenses or the type of maintenance agreements we sell. We perform the initial and ongoing system design and configuration, and choose which systems, licenses, maintenance and services, and propose solutions to customers. Furthermore, we perform the service of maintaining customer licensing and support requirements as the customer’s systems change, as changes in licensing requirements occur, and varying maintenance agreements expire. We perform contract renewals, not the manufacturer. We renew approximately 80% of customer maintenance agreements, creating recurring revenue. Accordingly, we record revenues on a gross basis.

e)

The Company has discretion in supplier selection- Since we are obligated to fulfill all customer orders for hardware, software, maintenance and services, we utilize multiple vendors to obtain the best cost and availability to meet the customer’s specific system requirements. Due to our discretion in supplier selection, revenues are recorded on a gross basis.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

f)

The Company is involved in the determination of product or service specifications- Our added-value is the technical expertise of our certified technical and sales staff. We design the system solution and determine the nature, type, characteristics and specifications of the products and services by performing system analysis, configuration, proposal quotations, and project scopes of work which are then approved and ordered by our customers. Accordingly, we record revenue on a gross basis.

g)

The company has physical loss inventory risk (after customer order or during shipping)- Title is transferred to us at the point of shipment and is only transferred to our customer upon shipment, creating risk of physical loss of inventory and indicates a gross presentation of revenues. Regarding software license and maintenance agreements, we take title to the licenses and maintenance agreements purchased from a supplier. Once the licenses and maintenance agreements are delivered and accepted by the customer, title is then transferred from us to the customer. As a result we have physical loss inventory risk and record revenue on a gross basis.

h)

The Company has credit risk- We purchase third-party products, maintenance and services from suppliers, take title, and assume the credit risk. We invoice the customer upon shipment and acceptance, and must collect the sales price and all sales and excises taxes due. We are responsible to pay the supplier regardless of the collection of the sales price from the customer. We invoice the customer only after shipment of products and rendering of services, and receive payment from the customer after invoicing the customer, typically in 30 to 50 days with typical customer payment terms of 30 days. Accordingly, we record revenues on a gross basis.

Indicators of Net Revenue Reporting

i)

The supplier (not the Company) is the primary obligor in the arrangement- We are responsible for fulfilling every customer order and for providing that all products and services to a customer, are subject to the acceptance of the order by the customer, and bear the risk of return, payment default, physical loss or damage of inventory. The supplier is not the primary obligor in the arrangement. Regarding license and maintenance agreements, although the manufacturer permits the right to use software licenses and performs maintenance services for financial consideration, we act as the principal in the transaction and are obligated to assure proper licensing and the performance of maintenance services. We design, propose, sell, order, modify, and cancel third-party license and maintenance agreements for the end-user customer. Since the supplier is not the primary obligor we record revenue on a gross basis.

j)

The amount the Company earns is fixed- We earn a variable amount of profit or loss per customer transaction. Each customer transaction is unique, as is the composition of the order, the sales price, and the profit or loss. We determine the sales price of each item and purchase the products from multiple suppliers. Accordingly, we record revenues on a gross basis. In the event that we earn a fixed amount, such as a referral or agent fee, we report such revenue on a net basis. Revenues earned for a referral or agent fees were de minimis.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

k)

The supplier (and not the company) has credit risk- Our supplier sells hardware, software, maintenance and services to us, is not responsible for collecting the sales price from the customer, and is not responsible for issuing a credit or refund to the customer in case of damage, return, failure to perform, or any other reason. The supplier does not have credit risk in the transaction and, therefore, we record revenue on a gross basis.

34.

Please tell us whether all of Lilien Systems’ customer agreements are governed by the Standard Terms and Conditions of Sale for Goods and Third-Party Services located on Lilien's website. If not, please describe and quantify the other contract types used and the frequency of such use.

Response 34.

No, not all of Lilien Systems’ customer agreements are governed by the Standard Terms and Conditions of Sale for Goods and Third-Party Services located on the Lilien website.  We are providing the Staff on a supplemental basis with copies of the Lilien Master Services Agreement (MSA) and Master SOW template which are used for the sale of services by the Lilien Professional Services Group (PSG).  On occasion, in lieu of our terms and conditions and agreements, the customer provides either their own Master Purchasing/Services Agreement, Purchase/Services Agreement or PO Terms and Conditions for both Sale of Goods and Third-Party Services and/or PSG sales; this occurs less than 10% of the time.

Note 4- Acquisition of the Business of Lilien, page F-1 0

35.

Please tell us how you considered the co-borrower relationship between Sysorex and Lilien in determining the amount of consideration to be paid to Lilien in the acquisition that closed on March 20, 2013. In this regard, we refer to the Business Financing Agreement entered into on March 15, 2013 and the disbursement of any advances from the line of credit. Provide us with an analysis of how you considered the co-borrower status and the use of proceeds in determining the fair value of the consideration to be exchanged in the acquisition.

Response 35.

The cash consideration of $3,000,000 paid to Lilien, LLC and the former members of Lilien, LLC was obtained by the Company from proceeds drawn under a credit facility entered into jointly by Sysorex Government Services, Inc. and the Company’s newly formed acquisition subsidiary, Lilien Systems. That credit facility was entered into between two subsidiaries of Sysorex Global Holdings Corp. concurrently with and for the express purpose for consummating that acquisition. The $3,000,000 obtained by the Company through that facility at the time of the closing and paid to Lilien, LLC and the former shareholders of Lilien Systems represented consideration paid by the Company both in form and in substance.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Lilien Acquisition Corp (a newly formed acquisition entity and wholly owned subsidiary of the Company and to which the assets and operations that were acquired from Lilien LLC were merged and which entity was merged with and into Lilien Systems as the surviving entity) and Sysorex Government Services (a wholly owned subsidiary of the Company) are co-borrowers on the loan and both guaranteed the debt. As they are part of the consolidated group of the Company no accounting consideration related to the co-guarantee was deemed necessary since such impact, if any, would be eliminated in consolidation. Please note that Lilien Systems is a separate entity from the seller, Lilien LLC, which is not a party to the line of credit.

Footnote #4 - Acquisition of the Business of Lilien LLC contained in the financial statements for Sysorex Global Holdings, Inc. as of and for the six months ended June 30, 2013 has been expanded and clarified in that regard.

36.

Please tell us how you determined the fair value of the shares of common stock and the guarantee issued as consideration to acquire Lilien. Provide the quoted market price of your shares as of the date the acquisition closed (e.g., March 20, 2013). We refer you to ASC 805-30-30-1 and 30-7. Further, clarify whether you are accounting for the guaranteed amount as contingent consideration. Your response should address ASC 805-30-25-5 to 25-6. In addition, tell us where the put option is classified. In this regard, we refer to the put option itself and not to the underlying guaranteed amount. Cite the accounting literature that supports your accounting.

Response 36.

With respect to your inquiry regarding the fair value of the common stock issued in the Lilien acquisition, under ASC 805-30-7 the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

We determined the fair value of the shares of Sysorex common stock issued as consideration to acquire Lilien to be $1.00 per share. To assist us in this determination we hired an independent third-party valuation specialist. The quoted market price of Sysorex as of the close of business on March 20, 2013, the closing date of the acquisition, was $0.40. We specifically elected to rely upon the independent third-party valuation because we believed that the quoted market price of Sysorex’s common shares on and around the closing date of the acquisition undervalues those shares and is not a reliable measurement method due to the very limited trading activity in such securities and the illiquid nature of the market. The independent third-party valuation specialist considered three possible valuation methods - the Income Approach, the Market Approach and the Cost Approach. The Income Approach was used as the primary methodology in valuing the company’s equity as the Company is an operating entity expected to generate future cash flows for its capital owners and any future sale or transaction is expected to be based on the Company’s future cash flow expectations.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

The below table presents the trading volume and pricing of Sysorex’s common stock for the thirty calendar days immediately before and after March 20, 2013.

Date	Open	High	Low	Close	Volume	Chg	% Chg	Adj. Close	Trade Val	# Trades
4/19/2013	0.75	0.75	0.75	0.75	933	0	0.00%	0.75	699.75	1
4/18/2013	N/A	N/A	N/A	0.75	0	N/A	0.00%	0.75	N/A	N/A
4/17/2013	0.75	0.75	0.75	0.75	323	0	0.00%	0.75	242.25	1
4/16/2013	N/A	N/A	N/A	0.75	0	N/A	0.00%	0.75	N/A	N/A
4/15/2013	N/A	N/A	N/A	0.75	0	N/A	0.00%	0.75	N/A	N/A
4/12/2013	0.75	0.75	0.75	0.75	626	0.12	19.05%	0.75	469.5	1
4/11/2013	N/A	N/A	N/A	0.63	0	N/A	0.00%	0.63	N/A	N/A
4/10/2013	N/A	N/A	N/A	0.63	0	N/A	0.00%	0.63	N/A	N/A
4/9/2013	N/A	N/A	N/A	0.63	0	N/A	0.00%	0.63	N/A	N/A
4/8/2013	0.63	0.63	0.63	0.63	1,100	0.12	23.53%	0.63	693	1
4/5/2013	N/A	N/A	N/A	0.51	0	N/A	0.00%	0.51	N/A	N/A
4/4/2013	N/A	N/A	N/A	0.51	0	N/A	0.00%	0.51	N/A	N/A
4/3/2013	N/A	N/A	N/A	0.51	0	N/A	0.00%	0.51	N/A	N/A
4/2/2013	0.55	0.55	0.51	0.51	3,200	-0.09	-15.00%	0.51	1.67k	2

Securities and Exchange Commission

Attention: Barbara C. Jacobs

4/1/2013	N/A	N/A	N/A	0.6	0	N/A	0.00%	0.6	N/A	N/A
3/28/2013	N/A	N/A	N/A	0.6	0	N/A	0.00%	0.6	N/A	N/A
3/27/2013	N/A	N/A	N/A	0.6	0	N/A	0.00%	0.6	N/A	N/A
3/26/2013	0.6	0.6	0.6	0.6	1,000	-0.05	-7.69%	0.6	600	1
3/25/2013	N/A	N/A	N/A	0.65	0	N/A	0.00%	0.65	N/A	N/A
3/22/2013	0.65	0.65	0.65	0.65	3,800	0.1	18.18%	0.65	2.47k	5
3/21/2013	0.5	0.65	0.45	0.55	12,118	0.15	37.50%	0.55	6.16k	7
3/20/2013	0.45	0.45	0.4	0.4	3,500	-0.05	-11.11%	0.4	1.5k	2
3/19/2013	0.45	0.45	0.45	0.45	4,734	0	0.00%	0.45	2.13k	2
3/18/2013	0.45	0.45	0.45	0.45	1,000	-0.1	-18.18%	0.45	450	1
3/15/2013	N/A	N/A	N/A	0.55	0	N/A	0.00%	0.55	N/A	N/A
3/14/2013	0.55	0.55	0.55	0.55	1,000	0.05	10.00%	0.55	550	1
3/13/2013	0.45	0.5	0.45	0.5	1,500	-0.2	-28.57%	0.5	700	2
3/12/2013	N/A	N/A	N/A	0.7	0	N/A	0.00%	0.7	N/A	N/A
3/11/2013	N/A	N/A	N/A	0.7	0	N/A	0.00%	0.7	N/A	N/A
3/8/2013	0.5	0.7	0.5	0.7	1,428	0.2	40.00%	0.7	799.6	2
3/7/2013	0.55	0.55	0.35	0.5	14,455	-0.3	-37.50%	0.5	5.62k	6
3/6/2013	0.51	0.8	0.51	0.8	4,329	0.1	14.29%	0.8	2.65k	4
3/5/2013	0.7	0.7	0.7	0.7	1,000	0	0.00%	0.7	700	1
3/4/2013	0.7	0.7	0.7	0.7	2,874	0	0.00%	0.7	2.01k	2
3/1/2013	0.8	1	0.25	0.7	15,000	-0.1	-12.50%	0.7	9.69k	14
2/28/2013	0.52	1.05	0.52	0.8	11,900	0.26	48.15%	0.8	7.19k	12
2/27/2013	N/A	N/A	N/A	0.54	0	N/A	0.00%	0.54	N/A	N/A

Securities and Exchange Commission

Attention: Barbara C. Jacobs

2/26/2013	N/A	N/A	N/A	0.54	0	N/A	0.00%	0.54	N/A	N/A
2/25/2013	N/A	N/A	N/A	0.54	0	N/A	0.00%	0.54	N/A	N/A
2/22/2013	N/A	N/A	N/A	0.54	0	N/A	0.00%	0.54	N/A	N/A
2/21/2013	0.25	0.54	0.25	0.54	3,000	0.54	0.00%	0.54	895	2
2/20/2013	N/A	N/A	N/A	0.55	0	N/A	0.00%	0.55	N/A	N/A

Of the 21 days of activity, two days had 12 and 14 trades aggregating 26,900 shares which represented an average of approximately 1,000 shares per trade. The remaining 19 days had an average of 2.3 trades per day consisting of an average of approximately 3,250 shares; and of the 42 trading days during that period, 21 days (50%) had no trading activity at all.

With respect to your inquiry regarding the put option granted to the former members of Lilien, Sysorex is liable to the former members for the payment of additional cash consideration to the extent that they receive less than $1.00 per share from the sale of their 6,000,000 shares of Sysorex’s common stock on or before March 20, 2015.

As of the date of the acquisition we determined the fair value of the guaranteed amount to be de minimis for the following reasons:

●

The former members of Lilien must sell their common shares on or before March 20, 2015 and receive net proceeds of less than $1.00 per share. We considered that scenario to be unlikely, based upon our business plan and through the combined growth of the Lilien subsidiary and Sysorex we intend to implement our business plan which is intended to further increase the value of the Company and, therefore, the stock price.

●

Further and as previously indicated above, we also believe that the quoted market price of Sysorex common shares undervalues those shares due to the very limited trading activity in such securities. As trading activity is expected to increase over the next two years and the market price has the opportunity to reflect the acquisition of Lilien and the increasing value of Sysorex during that period, we expect the market price of those shares to increase significantly which would further reduce the possibility of a holder receiving less than $1.00 per share from the sale of such securities.

●

Finally, many of the holders of those shares issued in connection with the Lilien acquisition are now employees of the combined entities of Sysorex/Lilien and are motivated with stock option incentives to continue to increase the value of the combined entities. Success along those lines would have the effect of further increasing the stock price of Sysorex.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

With respect to your inquiry regarding our accounting for the guaranteed amount as contingent consideration we have evaluated the accounting guidance in ASC 805-30-25-5 and deemed that an obligation of the acquirer to transfer assets or equity interests to the former owners of an acquiree as part of an exchange for control of the acquiree if specified future events occur or conditions are met. We have evaluated the provisions in the agreement for the guarantee and deemed it to be contingent consideration as the amount payable by Sysorex will be determined through the passage of time.

With respect to your inquiry regarding the put option classification we considered the accounting guidance of ASC 815-40 and evaluated whether the put option by the former members of Lilien constituted liability or equity treatment. A financial instrument is considered a freestanding instrument if it meets the following criteria:

a)	Is entered separately and apart from any of the entity’s other financial instruments or equity transactions.

b)	Is entered in conjunction with some other transaction and is legally detachable and separately exercisable.

Per our evaluation the put option is a free standing instrument that is separately detachable and exercisable by the former members of Lilien. We applied ASC 815-10-15-74(a) in analyzing the put option as though it were a separate instrument and a derivative. Under that guidance, instruments are issued by an entity which are indexed to its own stock and represent a contract between an acquirer and a seller in a business combination.

As defined in ASC 815-40 an obligation is an agreement to transfer assets by issuing a put option that would, if exercised, require an entity to repurchase its common stock by physical settlement of its assets. ASC 815-40 also provides guidance that contracts are recorded as liabilities if the provisions of the contract require: a) a net cash settlement; or b) give the counterparty the option of a net cash settlement. The latter would be considered outside the control of the company. Under the terms of the agreement Sysorex is contingently obligated to repurchase a proportionate number of shares of Sysorex common stock from the former members of Lilien in a net cash settlement. Accordingly, the put option was deemed to have the characteristics of a liability with a fair value of $0, as of June 30, 2013 and the date of acquisition further the put option will be marked to market for each reporting period.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

37.	Tell us how you considered whether Lilien is a predecessor company since they were significant relative to your operations.

Response 37.

While the acquisition of Lilien is significant relative to the operations of Sysorex when comparing the revenues of both companies, we considered several relevant factors when we evaluated if Lilien was a predecessor company to Sysorex. Specifically, we considered the following factors:

1)            Sysorex has operated in the information technology and telecommunications solutions and services field for approximately 11 years (exclusive of its predecessor entity) before the acquisition of Lilien and has continued to do so after the acquisition. Sysorex's sales force, client base, client contracts, and related operations all remain unaffected by the acquisition of Lilien.

2)            There was no change of control of Sysorex. In connection with the acquisition of Lilien:

a)            Sysorex issued shares of common stock to the now former owners of Lilien which amounted to approximately 25% of the total outstanding shares of Sysorex after the acquisition.

b)            Former shareholders of Lilien occupy three of the six member positions on the Sysorex Board of Directors after the acquisition. Upon the listing of the Company’s securities on a national securities exchange, it is expected that Sysorex will have a seven member Board and the former shareholders of Lilien position will be reduced to one member.

3)            Sysorex's management team was unaffected by the acquisition. The Chief Executive Officer and the Chief Financial Officer of Sysorex prior to the acquisition continue to serve in those roles for the combined entities.

4)            The Lilien management team continues to run the day-to-day operations of Lilien after the acquisition and has no influence over or responsibility for Sysorex's operations. Meanwhile, the Sysorex senior management team continues to run the day-to-day operations of Sysorex and now, after the acquisition, now also has the responsibility to supervise the operations of Lilien.

Consequently, after considering the relevant factors described above, we concluded that Lilien was not a predecessor company to Sysorex.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

38.

With regard to the purchase price allocation, please identify the individual components that are included in the following line items and the fair value assigned to each. Where the asset or liability arises from a contractual relationship with a third-party, please describe the essential terms of each arrangement. Where the asset or liability will be amortized or depreciated, tell us and disclose the estimated term or useful life assigned to each.

•     Other current assets

•     Prepaid licenses/contracts

•     Intangible assets

•     Accrued expenses

Response 38.

As requested, the Company has expanded the disclosures in Note 4 - Acquisition of the Business of Lilien LLC to include the details of the other current assets, prepaid licenses/contract, intangible assets and accrued expenses in the purchase price allocation.

39.

With regard to deferred revenue, please quantify the amounts that are current and non- current in nature. Further, tell us how much of the deferred revenue relates to third-party maintenance agreements and how much to services to be provided by Lilien. Describe and demonstrate quantitatively the method or methods by which the fair value of Lilien's deferred revenue liabilities was determined.

Response 39.

As requested, the Company has inserted Note 7 – Deferred Revenue in the financials for the six months ended June 30, 2013 and 2012 which quantifies deferred revenue by current and non-current as well as how much of the deferred revenue is third party maintenance, services to be provided by Lilien or services to be provided by Sysorex. We have also inserted the same table for Lilien for the years ended December 31, 2012 and 2011. Deferred revenue for Sysorex for the years ended December 31, 2012 and 2011 was all current for services to be provided by Sysorex. The fair value of the deferred revenue approximates the services to be rendered.

Note 6 - Intangible Assets, page F-12

40.	Revise to disclose the weighted-average amortization period and accumulated amortization by asset class and quantify total amortization expense for the period. Refer to ASC 350-30-50-2(a).

Response 40.

As requested, the Company has disclosed the weighted-average amortization period, accumulated amortization by asset class and quantified total amortization expense in Note 6, Intangible Assets in the six months ended June 2013 and 2012 financials.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Note 12 -Line of Credit, page F-15

41.	Please revise to disclose all of the material terms of the Business Finance Agreement.

Response 41.

We have expanded the disclosure in Note #12 for the Sysorex financial statements as of and for the years ended June 30, 2013 and 2012 regarding the Business Finance Agreement to include all the material terms of that agreement.

Note 18- Foreign operations, page F-18

42.	Please tell us the amount of undistributed earnings of Sysorex Arabia and the amount of cash, cash equivalents, investments and deposits held by this foreign subsidiary.

Response 42.

We have expanded the disclosure in Note #3 Significant Accounting Policies and Recent Accounting Pronouncements - Principles of Consolidation for the Sysorex financial statements as of and for the years ended June 30, 2013 and 2012 regarding the amount of undistributed earnings of Sysorex Arabia and the amount of cash, cash equivalents, investments and deposits held by this foreign subsidiary.

Notes to Consolidated Financial Statements

Note 21 - Subsequent Events

Other, page F-43

43.

We note that you valued each of the 887,433 shares of common stock issued to Duroob Technology, Inc. at $2.00 per share "based upon the carrying value of the obligations which they satisfied." Reconcile the $1,774,866 owed to the $1,680,447 disclosed in the audited financial statements and explain why you would value these shares at a premium. In this regard, we note that the three share issuances that occurred on March 20, 2013, eleven days earlier, were valued at $1.00 per share.

Response 43.

On December 31, 2012, Sysorex Arabia owed Duroob Technology $1,680,447. During the quarter ended March 31, 2013, Duroob Technology advanced an additional $94,419 to Sysorex Arabia for continuing operations which created a balance owed to Duroob Technology at March 31, 2013 of $1,774,866.

The $2.00 per share amount was the agreed upon settlement amount of the number of Sysorex common shares to be issued in connection with the settlement of the $1,774,866 liability due to Duroob and was the result of negotiations between the Company and Duroob. The fair market value of Sysorex’s common stock was $1.00 per share on the measurement date of the settlement.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

We evaluated the transaction under ASC 470-50-40-2 which states that a difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

Accordingly, as Duroob is a related party, the gain on the settlement was recorded as a component of equity. Furthermore the footnote has been revised to acknowledge the additional advance during the quarter ended March 31, 2013 and to solely indicate the number of Sysorex common shares issued as a result of the extinguishment of the liability.

Recent Sales of Unregistered Securities, page II-2

44.

We note that certain disclosure in this section is not consistent with information provided in your previously filed Forms D. For example only, you note three instances where Rule 504 was the exemption relied upon, however, each of the Forms D filed indicates that the offerings were made in reliance on Rule 506. Please revise or advise. Additionally, for each unregistered offering, provide a more detailed discussion of the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response 44.

This comment has been complied with references. References to Rule 504 have been revised to Rule 506. A more detailed discussion of the facts relied upon to make the exemption available has been provided.

Exhibits

45.	Please file as an exhibit the employment agreement with Mr. Nadir Ali. Refer to Item 601(b)(l0) of Regulation S-K.

Response 45.	This comment has been complied with.

46.	Please ensure that all exhibits are filed in their entirety, including any schedules or similar attachments. In this regard, it appears that Exhibit 2.1 may be missing certain schedules and exhibits.

Securities and Exchange Commission

Attention: Barbara C. Jacobs

Response 46.

This comment has been complied with. All exhibits to Exhibit 2.1 (except the form of employment agreement which was previously filed as Exhibit 10.5 to the Registration Statement) have been filed with this Amendment. The Company will supplementally file omitted schedules with the Commission upon request.

Signatures

47.	Please ensure that Mr. Ali signs in both his capacity as principal executive officer and as a director.

Response 47.	This comment has been complied with.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:     Nadir Ali